Schering gets green light for Nebido(TM) in Europe

Berlin, July 8, 2004 - Schering AG (FSE: SCH, NYSE: SHR) announced today that the European mutual recognition procedure for the approval of Nebido(TM), a new preparation for the treatment of testosterone deficiency (hypogonadism) in men, has successfully been completed. After conversion into national approvals this clears the way for marketing the product in the big pharmaceutical European markets like Germany, France and United Kingdom. The initial phase of the product launch will occur in Finland in October, and in Germany in November 2004. Other European countries will follow in 2005, and after receipt of approval, it will be introduced in the first Latin American and Asian countries.

"Nebido(TM) offers patients a double advantage: improved tolerability because it maintains a steady testosterone level in the blood and a significant reduction in the number of injections required," said Philip Smits, M.D., head of Gynecology&Andrology at Schering AG. "Following up on our European leadership, our goal is to also become the market leader for testosterone therapy in Latin America and Asia."

Additional information
Nebido(TM) is a testosterone depot preparation, which is administered by injection. The innovative formula guarantees that the blood testosterone level remains steady and normal for a period of about twelve weeks. Until now, patients received up to twenty-two injections annually. This can be reduced to only four per year using Nebido(TM).

Hypogonadism is an indication of reduced testosterone formation because of underactive testes, which lowers the concentration of this most important male sexual hormone in the blood. Testosterone deficiency can lead to severe health problems and considerably impair quality of life. Various symptoms can be observed, depending on the man's age and how long the hormone deficiency has persisted. These include for example: fatigue, loss of energy, impotence and loss of libido, anemia, fatigue, and osteoporosis.

There are many different causes of testosterone deficiency. It is often due to congenital disorders related to hormonal feedback regulation between the brain and the testicles, or the result of testicular diseases; it may also be caused by a general decrease in gonadal function due to aging. Testosterone deficiency can be treated using hormone preparations. Once the testosterone level has returned to normal, health and quality-of-life immediately improve for those affected by the disorder.

In November 2003, Finland became the first European country to approve Nebido(TM). Approval in Latin America and Asia is expected in 2005. Approval for the new European Countries is aimed for in a second Mutual Recognition Procedure.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de


Find additional information at: www.schering.de/eng